One Financial Center Boston, MA 02111 617 542 6000 mintz.com

April 29, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E. Washington, D.C. 20549

Attention: Joshua Gorsky and Tim Buchmiller

Re:	NuCana plc Registration Statement on Form F-1 Filed on April 24, 2025 CIK No. 0001709626

Ladies and Gentlemen:

We are submitting this letter on behalf of NuCana plc (the “Company”) in response to the comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated April 24, 2025 (the “Comment Letter”) from the Division of Corporation Finance, Office of Life Sciences, to Hugh S. Griffith, Chief Executive Officer of the Company, relating to the above-referenced Registration Statement on Form F-1. In conjunction with this letter, the Company is filing an Amended Registration Statement on Form F-1 with the Commission (the “Amended Form F-1”).

For reference, we have set forth below in italics the Staff’s comments from the Comment Letter and have keyed the Company’s responses to the numbering of the comments and the headings used in the Comment Letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Amended Form F-1. Page numbers referred to in the responses reference the applicable pages of Amended Form F-1.

Registration Statement on Form F-1

Cover Page

Comment 1: Please revise your cover page to disclose the date your best efforts offering will terminate. Refer to Item 501(b)(8)(iii) of Regulation S-K for guidance.

Response 1: The Company respectfully acknowledges the Staff’s comment and has revised this disclosure on the cover page narrative of the Amended Form F-1 in accordance with the Staff’s comment.

Comment 2: We note your response to prior comment 2 and your revised disclosure stating that “Mandatory Nominal Exercise Price” is “the nominal value per ordinary share.” We reissue our comment in part. Please clearly disclose the dollar value of the Mandatory Nominal Exercise Price.

Response 2: The Company respectfully acknowledges the Staff’s comment and has revised this disclosure on the cover page narrative of the Amended Form F-1 in accordance with the Staff’s comment.

BOSTON LOS ANGELES MIAMI NEW YORK SAN DIEGO SAN FRANCISCO TORONTO WASHINGTON

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

April 29, 2025 Page 2

Risk Factors

Risks Related to This Offering

This offering may cause the price of our ADSs to decline and fall below the minimum bid price requirement..., page 11

Comment 3: We note your response to prior comment 4 and your revised disclosure on page 11 stating that if the closing price for your ADSs falls below $1.00 for a 30 consecutive trading day period and you are unable to regain compliance with the bid price requirement of the Nasdaq Listing Rules, you may be delisted from the Nasdaq Capital Market unless you “change the ratio of [y]our ADSs to ordinary shares[.]” We reissue our comment in part. Please revise your disclosure to clarify whether you have plans to seek shareholder approval for a reverse stock split or have plans to increase the number of ordinary shares represented by your ADSs, please disclose such plans in this registration statement, including the proposed ratio, if known.

Response 3: The Company respectfully acknowledges the Staff’s comment and has revised the risk factor on page 12 of the Amended Form F-1 in accordance with the Staff’s comment.

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We hope that the above response will be acceptable to the Staff. Please do not hesitate to call me at (617) 348-3050 with any comments or questions regarding the proposed disclosure. We thank you for your time and attention.

Sincerely,

/s/ John T. Rudy
John T. Rudy

cc:
NuCana plc Hugh S. Griffith Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. William C. Hicks John T. Rudy Allyson Wilkinson